Filed Pursuant to Rule 253(g)(2)

File No. 024-12082

Offering Circular Supplement

Dated February 9, 2023

An Offering Statement (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on December 13, 2022.

This Offering Circular Supplement covers a change in the offering price of the shares offered from $0.10 to $0.08 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.